Exhibit 99.3

KNOT OFFSHORE PARTNERS LP

Unaudited Pro Forma Consolidated and Combined Carve-Out Statement of Operations

for the year ended December 31, 2013

(In U.S. Dollars, thousands)

On August 1, 2013, KNOT Shuttle Tankers AS (“KST”), a wholly owned subsidiary of KNOT Offshore Partners LP (“KNOP”), acquired a 100% interest in Knutsen Shuttle Tankers 13 AS (“KST 13”), the company that owns and operates the Carmen Knutsen. The purchase consideration was $145.0 million for the vessel less the assumed bank debt of $89.1 million and other purchase price adjustments of $ 0.1 million. The Carmen Knutsen was delivered to its current charterer, Repsol Sinopec Brasil, B.V., in January 2013 under a charter expiring in January 2018. The purchase price was settled by way of a cash payment of $45.4 million and with seller financing provided by Knutsen NYK Offshore Tankers AS in the form of a loan in the amount of $10.5 million.

The following unaudited pro forma consolidated and combined financial information is shown as if KNOP’s acquisition and the financing of the Carmen Knutsen had taken place on January 1, 2013. Since the Carmen Knutsen was delivered on January 2, 2013, there is no pro forma figure for year 2012. The unaudited pro forma consolidated and combined financial information is based on estimates and assumptions, which have been solely for purposes of developing such pro forma information.

The historical information for KST 13 for the period of January 1, 2013 through July 31, 2013 has been derived from the unaudited financial information for the seven-month period ended July 31, 2013.

The unaudited pro forma consolidated and combined carve-out statement of operations is prepared in accordance with accounting principles generally accepted in the United States.

KNOT OFFSHORE PARTNERS LP – Unaudited pro forma consolidated and combined results (In U.S. dollars, thousands)

	Historical KNOP as of December 31, 2013	Historical KST 13 as of July 31, 2013	Pro Forma Adjustments		Pro Forma Consolidated and Combined Results as of December 31, 2013

Time charter and bareboat revenues	73,151	9,511	1,125	(1)	83,787
Loss of hire insurance recoveries	250				250
Total revenues	73,401	9,511	1,125		84,037
Operating expenses:
Vessel operating expenses	14,288	2,666	—		16,954
Depreciation and amortization	23,768	2,711	686	(2)	27,165
General and administrative expenses	5,361	78	—		5,439

Total operating expenses	43,417	5,455	686		49,558

Operating income	29,984	4,056	439		34,479

Finance income (expense) :
Interest income	30	—	—		30
Interest expense	(10,773)	(1,764)	(896	) (3)	(13,433)
Other finance expense	(2,048)	(263)	230	(4)	(2,081)
Realized and unrealized gain (loss) on derivative instruments	505	—	—		505
Net gain (loss) on foreign currency transactions	193	(171)	—		22

Total finance expense	(12,093)	(2,198)	(666)		(14,957)

Income (loss) before income taxes	17,891	1,858	(227)		19,522
Income tax benefit (expense)	(2,827)	—	—		(2,827)

Net income (loss)	$15,064	$1,858	$(227)		$16,695

(1)	Adjustment to eliminate cost related to termination of commercial management contract with KNOT Management AS.
(2)	Adjustment to record depreciation on increased value after acquisition of the vessel the Carmen Knutsen.
(3)	Adjustment to record finance expenses related to the additional borrowings as if the acquisition had taken place on January 1, 2013.
(4)	Adjustment to eliminate guarantee commission paid to Knutsen NYK Offshore Tankers AS and TS Shipping Invest AS included in the historical financial statements of KST 13.

2